RECEIVED

2006 MAY 23 P 2:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

NESTLÉ S.A.

82-1252





06013718

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

15th May 2006
SG/BDA/cs

SUPPL

Ladies and Gentlemen,

Please find enclosed the following document of Nestlé S.A. (the "Company") :

- Copy of 2 management transactions as published today on the SWX Swiss Exchange Internet Site.

The Company hereby furnishes this(these) document(s) to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (phone : +41 21 924 2343 / mailto: bernard.daniel@nestle.com) should you have any questions.

Yours sincerely,

PROCESSED
MAY 25 2006
THOMSON FINANCIAL

Bernard DANIEL
Secretary General

5/24

Encl.

AVENUE NESTLÉ 55 CH-1800 VEVEY (SUISSE) TÉLÉPHONE 021 924 21 11 TÉLÉFAX 021 921 18 85

SWX Swiss Exchange - Annonces publiées relatives aux transactions du management - Microsoft Internet Explorer provided by S.S.O

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Address http://www.swx.com/admission/being_public/mtrans/publication_fr.html

Emetteur	**Logitech International S.A.**
Date de la transaction	**09.05.2006** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Aliénation de 20'000 titres** pour un montant total de **CHF 925'441.87** (soit CHF 46.27 / titre)
Catégorie du titre	Autres
ISIN	voir les conditions du produit
Conditions du produit	Stock Options

Emetteur	**Nestlé AG**
Date de la transaction	**12.05.2006** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Acquisition de 100 titres** pour un montant total de **CHF 37'000.00** (soit CHF 370.00 / titre)
Catégorie du titre	Droit de participation
ISIN	CH0012056047

Emetteur	**Nestlé AG**
Date de la transaction	**11.05.2006** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Acquisition de 100 titres** pour un montant total de **CHF 37'500.00** (soit CHF 375.00 / titre)
Catégorie du titre	Droit de participation
ISIN	CH0012056047

Emetteur	**OZ Holding**
Date de la transaction	**08.05.2006** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Aliénation de 10'000 titres** pour un montant total de **CHF 1'080'000.00** (soit CHF 108.00 / titre)
Catégorie du titre	Droit de participation
ISIN	CH0001840450

Emetteur	**OZ Holding**
Date de la transaction	**08.05.2006** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Aliénation de 5'000 titres** pour un montant total de **CHF 540'000.00** (soit CHF 108.00 / titre)
Catégorie du titre	Droit de participation
ISIN	CH0001840450

Emetteur **OZ Holding**

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